Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

July 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Stephany Yang

Re:	TLG Acquisition One Corp.
Amendment No. 4 to Registration Statement on Form S-4
Filed June 29, 2023
File No. 333-268349

Dear Ms. Yang:

On behalf of TLG Acquisition One Corp., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated July 7, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 29, 2023. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via EDGAR. Amendment No. 5 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 5. We are also providing, on a supplemental basis, a copy of Amendment No. 5 that has been marked to show changes made to Amendment No. 4 to the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4 filed June 29, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 106

1.

We note your response to comment 13 and your disclosures in the filing (e.g., on page xv) that depending on the timing of the non-redemption agreement, a person may also receive a 0.5 common share incentive for every two shares not redeemed. Please clarify and disclose the terms of the non-redemption agreement, including how the timing determines whether a person may also receive a 0.5 common share incentive for every two shares not redeemed, and clarify if and how the pro forma financial statements reflect these agreements. Also, as previously requested, please revise the filing to explain how the number of public stockholder shares that remain outstanding under the Maximum Redemption scenario were determined.

Abu Dhabi ● Beijing ● Brussels ● Century City ● Dallas ● Denver ● Dubai ● Frankfurt ● Hong Kong ● Houston ● London ● Los Angeles

Munich ● New York ● Orange County ● Palo Alto ● Paris ● San Francisco ● Singapore ● Washington, D.C.

U.S. Securities and Exchange Commission

July 10, 2023

Response:

We respectfully acknowledge the Staff’s comment and note the transaction no longer contemplates the aforementioned non-redemption agreement and Amendment No. 5 has been updated on pages xvi, xvii, xviii, 2-4, 30-33, 108-113, 115, 116, 118, 119, 186, 198 and 207 to reflect a scenario in which 100% of the existing public stockholders’ shares are redeemed in connection with the Business Combination.

2.

We note your response to comment 14, including your disclosures regarding the assumed fair value of the New Electriq preferred stock. We also note adjustment (g) on page 117 and adjustment (gg) on page 118 record additional interest expense in the pro forma statements of operations related to the preferred stock; however, it is not clear to us if or how the pro forma financial statements reflect accretion of the New Electriq preferred stock from its carrying value to its redemption value. In this regard, we note the New Electriq preferred stock is recorded at its estimated fair value of $17,833,000 in the pro forma balance sheet and interest expense is recorded at 15% of the redemption value of the 2,743,489 New Electriq preferred stock that will be issued in the pro forma statements of operations. Based on your disclosures, we note interest expense will be paid through the issuance of 1,429,015 additional shares of New Electriq preferred stock such that the redemption value of the total 4,172,504 shares of New Electriq preferred stock that will be outstanding on the redemption date will be $41,725,040, an increase of ~$24,000,000 over the current carrying value. Please revise the filing to clarify if and how accretion of the New Electriq preferred stock from its carrying value to its redemption value is reflected in the pro forma statements of operations or revise them accordingly.

Response:

We respectfully acknowledge the Staff’s comment and note the interest expense associated with the New Electriq preferred stock has been updated in the pro forma statements of operations for the three months ended March 31, 2023 and the year ended December 31, 2022 to reflect the 15% dividend rate and the accretion of New Electriq preferred stock from its carrying value to its redemption value. For the year ended December 31, 2022, the $6.7 million interest expense is comprised of approximately $2.7 million of interest expense attributable to accretion and $4.0 million attributable to the dividend rate (i.e., 2,671,650 shares of New Electriq preferred stock at $10.00 per share multiplied by the 15% dividend rate). These updates have been reflected on pages 31-33, 112, 113, 117 and 118 of Amendment No. 5 in response to the Staff’s comment.

U.S. Securities and Exchange Commission

July 10, 2023

Exhibits

3.

We refer to the legal opinion filed as Exhibit 5.1. Please revise to remove any assumptions of material facts underlying the opinion. For example, we note counsel has assumed that “upon issuance of... the total number of shares of Common Stock or Preferred Stock, as applicable, issued and outstanding will not exceed the total number of shares of Common Stock or Preferred Stock, as applicable, that the Company is then authorized to issue under its certificate of incorporation...” See Item II.B.3.a of Staff Legal Bulletin No. 19.

Response:

We respectfully acknowledge the Staff’s comment and have revised Exhibit 5.1 in response to the Staff’s comment.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale

Gerald M. Spedale

GIBSON, DUNN & CRUTCHER LLP

cc:	John Michael Lawrie, Chief Executive Officer